APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)



Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	33,474.00
Services	37,992.37
Total Income	**$71,466.37**
Cost of Goods Sold	
Cost of Goods Sold	20,032.47
Total Cost of Goods Sold	**$20,032.47**
GROSS PROFIT	**$51,433.90**
Expenses	
Advertising & Marketing	4,936.68
Bank Charges & Fees	40.00
Job Supplies	231.25
Legal & Professional Services	625.00
Meals & Entertainment	332.46
Office Supplies & Software	756.54
Other Business Expenses	14,113.91
Travel	1,891.57
Total Expenses	**$22,927.41**
NET OPERATING INCOME	**$28,506.49**
NET INCOME	**$28,506.49**



Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
	20,177.92
Total Bank Accounts	**$20,177.92**
Other Current Assets	
Development Costs	75,000.00
Total Other Current Assets	**$75,000.00**
Total Current Assets	**$95,177.92**
TOTAL ASSETS	**$95,177.92**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Note Payable -	100,000.00
Total Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$100,000.00**
Equity	
Owner's Investment	1,000.00
Owner's Pay & Personal Expenses	-11,916.07
Retained Earnings	-22,412.50
Net Income	28,506.49
Total Equity	**$ -4,822.08**
TOTAL LIABILITIES AND EQUITY	**$95,177.92**

Calyxeum, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Calyxeum, LLC
Balance Sheet - unaudited
For the period ended 12/31/20

| | Current Period |
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Rebecca Colett, certify that:

1. The financial statements of Calyxeum, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Calyxeum, LLC included in this Form reflects accurately the information reported on the tax return for Calyxeum, LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   _Rebecca Colett (signature)_

Name: Rebecca Colett

Title: CEO